U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

Appointment of Agent For Service

of Process And Undertaking

A.	Name of issuer or person filing (“Filer”):	Computershare Advantage Trust of Canada (fka BNY Trust Company of Canada)

B.	This is an [check one]:

	☒	original filing for the Filer

	☐	amended filing for the Filer

C.	Identify the filing in conjunction with which this form is being filed:

	Name of Registrant:	Manulife Financial Corporation

	Form type:	Form F-10

	File Number (if known):	333-290499

	Filed by:	Manulife Financial Corporation

	Date Filed (if filed concurrently, so indicate):	September 25, 2025

D.

The Filer is incorporated or organized under the laws of Canada and has its principal place of business at

Computershare Advantage Trust of Canada,

88A East Beaver Creek Rd., Richmond Hill, Ontario, L4B 4A8, Canada

Email: noticescatc@computershare.com; Tel: 1-416-263-9275

E.

The Filer designates and appoints

Corporate Creations Network Inc. (“Agent”) located at

600 Mamaroneck Avenue #400

Harrison, NY 10528

Tel: 1-866-761-1444

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission; (the “Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939, as amended. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the Form F-10.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Richmond Hill and the Province of Ontario on this 19th day of September, 2025.

Filer:	Computershare Advantage Trust of Canada

	By:	/s/ Francis Nixon
		Name:	Francis Nixon
		Title:	Manager, Corporate Trust

This statement has been signed by the following person in the capacity indicated on September 19, 2025:

Corporate Creations Network Inc. as Agent for Service of Process of Computershare Advantage Trust of Canada in the United States

By:	/s/ Jim Perkins
	Name:	Jim Perkins
	Title:	Account Manager